

Cynthia R. Mullins, JD, MS · 3rd

Legal Counsel | Chief HR Officer, SHRM-CP | Business Faculty | Compliance & Business Speaker

United States · 500+ connections · **Contact info**

 **JMW Consultants**

 **University of Connecticut School of Law**

Experience



Legal Counsel & Chief Human Resources Officer
JMW Consultants
Mar 1994 – Present · 27 yrs 1 mo

Manage domestic and international legal affairs and human resources.



Business Faculty
Western Governors University
Sep 2019 – Present · 1 yr 7 mos

College of Business
Counsel and guide online students in competency-based undergraduate program.



Management Professor
Goodwin University at University of Bridgeport
Aug 2014 – Present · 6 yrs 8 mos
Bridgeport, Connecticut

School of Business
College of Arts & Sciences

Courses: Human Resources Management, Organizational Behavior, Workforce Assessment,



Head of Human Resources (*Pro Bono)
Vegan Fine Brands
Jun 2020 – Present · 10 mos

Design human resources practices and regulations, as well as present any proposals for changes to senior management and oversee implementation.
Oversee and ensure rewards programs are comprehensive, competitive, and align with business goals.   ...see more

Business Law Professor
Norwalk Community College
Aug 2002 – Jul 2018 · 16 yrs
Norwalk, Connecticut

Business Department
Courses: Introduction to Paralegal Studies, Business Organizations, Administrative Law, Business Law, Legal Research & Writing

Education



University of Connecticut School of Law
Juris Doctor, Law



Cambridge College
Master of Science, Business Ethics and Compliance



University of Connecticut
Bachelor of Arts, Political Science

Show 3 more education ⌄



